EXHIBIT 99.1

Independent Study Confirms Emissions Performance of Cummins Westport  ISX12N Natural Gas Engine

VANCOUVER, British Columbia, Sept. 26, 2018 (GLOBE NEWSWIRE) -- Cummins Westport Inc. (“CWI”) is pleased to announce that an independent third-party study on the Cummins Westport ISX12N 400 hp natural gas engine has demonstrated that the engine meets and exceeds California Air Resources Board’s (“CARB”) optional Low NOx standard of 0.02 g/bhp-hr.

The study was carried out by The University of California, Riverside College of Engineering Center for Environmental Research and Technology, with funding provided by the South Coast Air Quality Management District, the California Energy Commission, and Southern California Gas Co. (“SoCalGas”). It confirms that natural gas engine technology provides one of the cleanest available options for on-highway transportation.

Engine testing was performed on a chassis dynamometer, with test cycles representative of operation in California’s South Coast Air Basin. Results showed that the ISX12N 400 hp engine met and exceeded the target NOx emissions throughout a range of duty cycles.1 When the engine operates on renewable natural gas, there are significant reductions in greenhouse gas emissions.2  In addition to providing air quality and greenhouse gas benefits, the ISX12N can also take advantage of low natural gas prices and available incentive funds.

“Cummins Westport is proud to offer a viable, present-day solution to clearing the air, while giving customers the reliable performance they expect for their trucking applications,” said Bart van Aerle, President of Cummins Westport. “This study further confirms that the ISX12N, like the L9N natural gas engine, is one of the cleanest and economical options available for truck fleets today.”

The ISX12N, in production since February 2018, was the first Class 8 truck engine for larger heavy-duty vehicles to certify to CARB’s optional Low NOx standard. Today, over 1,000 ISX12N engines have been produced for North American customers. The ISX12N is produced at the Cummins Jamestown, NY engine plant, and is available from a wide variety of vehicle manufacturers. It’s designed for regional haul, refuse, and vocational trucks, as well as motorcoach and commuter buses. Cummins Westport natural gas engines can operate on compressed natural gas, liquefied natural gas, or renewable natural gas.

For more information, see the links below:

1 Final Report: Ultra-Low NOx Near-Zero Natural Gas Vehicle Evaluation ISX12N 400

“New Study Shows Natural Gas Engine Can Dramatically Reduce Smog from Heavy-Duty TrucksSouthern California Gas Co.” (SoCalGas) Aug 30, 2018

2 Source: California Air Resources Board, “LCFS Illustrative Fuel Pathway Carbon Intensity determined using CA-GREET2.0” 9/17/2015

About Cummins Westport Inc.

Cummins Westport Inc. designs, engineers and markets 6-12 liter spark-ignited natural gas engines for North American commercial transportation applications such as trucks and buses.  Cummins Westport is a joint venture of Cummins Inc. (NYSE:CMI), a corporation of complementary business units that design, manufacture, distribute and service engines and related technologies, including fuel systems, controls, air handling, filtration, emission solutions and electrical power generation systems, and Westport Fuel Systems Inc. (NASDAQ: WPRT / TSX: WPRT), a global leader in alternative fuel, low-emissions technologies that allow engines to operate on clean-burning fuels such as compressed natural gas (CNG), liquefied natural gas (LNG), Propane (LPG), hydrogen, and biofuels such as landfill gas. www.cumminswestport.com

Inquiries:

Westport Fuel Systems Inc.
Caroline Sawamoto
Senior Manager, Investor Relations & Communications
Phone: 604-718-2046
Email: invest@wfsinc.com Web: www.wfsinc.com

Cummins Inc.
Jon Mills
Director - External Communications
Phone: 317-610-4244
Email: jon.mills@cummins.com
Web: www.cummins.com